SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  Schedule 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                             (Amendment No. 3) (1)
                              --------------------

                                Nx Networks, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    641148101
                                 (CUSIP Number)

                                 John E. DuBois
                                Nx Networks, Inc.
                          13595 Dulles Technology Drive
                             Herndon, Virginia 20171
                                 (703) 742-6000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 28, 2001
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

                  NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 pages)
-------------------
         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject

Cusip No. 641148101                    13D                           Page 2 of 5


to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).


1.       NAME OF REPORTING PERSON:          John E. DuBois

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  |_|
                                                              (b)  |_|

3.       SEC USE ONLY

4.       SOURCE OF FUNDS:   PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) |_|

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:   U.S.A.

NUMBER OF         7.       SOLE VOTING POWER -                1,371,114
SHARES
BENEFICIALLY      8.       SHARED VOTING POWER -              0
OWNED BY
EACH              9.       SOLE DISPOSITIVE POWER -           1,371,114
REPORTING
PERSON WITH       10.      SHARED DISPOSITIVE POWER -         0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON - 1,371,114

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES |_|

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -  2.75%

14.      TYPE OF REPORTING PERSON -- IN



         This Amendment No. 3 amends the Schedule 13D filed on March 26, 2001, by John E. DuBois relating to the common stock, par value $.05 per share (the "Common Stock"), of Nx Networks, Inc. (the "Company") as amended by Amendment No. 1 to the Schedule 13D filed on June 14, 2001 and Amendment No. 2 to the
Schedule 13D filed on October 4, 2001.

         This Amendment is being filed to reflect Mr. DuBois' sale of all his remaining shares of outstanding Common Stock and Convertible Preferred Stock during the month of December, 2001.

Cusip No. 641148101                    13D                           Page 3 of 5


ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

         Item 5 is hereby amended and restated in its entirety as follows:

         (a) Mr. DuBois is the beneficial owner of an aggregate of 1,371,114 shares of Common Stock, which represents 2.75% of the outstanding shares of Common Stock, as calculated in accordance with Rule 13d-3(d)(1).

         (b) Mr. DuBois has sole voting and dispositive power with respect to all shares of Common Stock that he beneficially owns.

         (c) On December 29, 2000, Mr. DuBois exercised his option to purchase 500,000 shares of Common Stock granted by the Company at the exercise price per share of $0.5938.

         On December 29, 2000, Mr. DuBois purchased 200,000 shares of Series B Preferred Stock (convertible into 2,000,000 shares of Common Stock at the conversion price of $0.75 per share) and warrants to purchase 400,000 shares of the Common Stock at the exercise price of $0.90 per share.

         On March 7, 2001, Mr. DuBois purchased 3,555.66 shares of Series D Preferred Stock (convertible into 355,568 shares of Common Stock at the conversion price of $1.41 per share) and warrants to purchase 71,114 shares of the Common Stock at the exercise price of $2.11 per share.

         Between May 30, 2001 and June 8, 2001, Mr. DuBois purchased 431,262 shares of Common Stock in market transactions effected through brokers on the Nasdaq Stock Market. The date of purchase, number of shares and purchase price for such transactions are as follows:

         Trade Date            Number of Shares         Purchase Price

         5/30/01                   38,000               $   0.92
         5/31/01                   15,950                   0.94
         6/01/01                  116,950                   0.95
         6/04/01                   44,315                   0.96
         6/05/01                  131,082                   0.99
         6/06/01                   46,815                   1.09
         6/07/01                    8,150                   1.06
         6/08/01                   30,000                   1.09

         On November 29 and 30, 2001, Mr. DuBois sold 211,262 shares of Common Stock in market transactions effected through brokers on the over-the-counter market. The date of sale, number of shares and sale price for such transactions are as follows:

         Trade Date             Number of Shares         Purchase Price
         ----------             ----------------         --------------
         11/29/01                 50,000                  $0.011
         11/30/01                161,262                  $0.015

Cusip No. 641148101                    13D                           Page 4 of 5


         On December 6, 2001, Mr. DuBois sold 180,000 shares of Common Stock in market transactions effected through brokers on the over-the-counter market. The sale price was $0.011 (1.1 cents) per share.

         On December 28, 2001, Mr. DuBois sold 200,000 shares of Class B Convertible Preferred Stock in a private transaction. The aggregate proceeds were $30,000.

         On December 28, 2001, Mr. DuBois sold 3,555.66 shares Series D Convertible Preferred Stock in a private transaction. The aggregate proceeds were $10,000.

         On December 31, 2001, Mr. DuBois sold 500,000 shares of Common Stock in a private transaction. The aggregate proceeds were $50.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock beneficially owned by Mr. DuBois.

         (e)      Not applicable.

Cusip No. 641148101                    13D                           Page 5 of 5


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 10, 2002

                                 /s/ John E. DuBois
                              ------------------------
                                  John E. DuBois


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).